

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2017

Jeffrey Church
Chief Financial Officer
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

>   **Re: Celsion Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 20, 2017**
>   **File No. 001-15911**

Dear Mr. Church:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed March 20, 2017

Proposal No. 5: Approval of the Issuance of More than 20% of the Company's Issued and Outstanding Common Stock in a Certain Offering, page 54

1.   Please disclose the maximum number of shares you are asking shareholders to authorize for issuance in connection with the offering(s) contemplated by this proposal. Refer to Item 11(a) of Schedule 14A.

2.   We note that, while the proposal heading refers to a single offering, the disclosure within the section appears to contemplate more than one offering. Please revise the heading to clearly disclose whether the authorization you are seeking relates to more than one offering. Also revise the disclosure to state clearly whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to those offerings. Refer to Item 11(c) of Schedule 14A.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Please contact Josh Samples at (202) 551-3199 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Sam Zucker